Exhibit 99.1

Inspira™ Technologies Develops a Non-Invasive Blood Sensor Designed to Alert Real-Time Change in Patients - Potentially Targets $2.5 Billion ABG Market

HYLA™ blood sensor intends to reduce the need for actual blood samples to be taken from patients

July 06, 2022

Ra’anana, Israel– Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a groundbreaking respiratory support technology company, revealed the development of the HYLA™ blood sensor. Without the need to take actual blood samples from patients, Inspira’s non-invasive optical blood sensor is being designed to perform real-time and continuous blood monitoring to alert physicians of immediate signs of changes in a patient’s clinical condition. The HYLA blood sensor is targeting the potential $2.5 billion Point of Care testing, ABG (Arterial Blood Gas) analyzer market.

Optical sensor based on machine-learning algorithms

The non-invasive HYLA blood sensor is being developed by a team of cyber-warfare specialists who formerly served in the Israeli Defense Forces’ elite cyber-attack special forces. The HYLA blood sensor is being designed as a new platform based on key technologies being developed for Inspira’s ART™ system, designed to reduce the need for invasive mechanical ventilation. Like the ART system, the HYLA blood sensor is designed to minimize the need for invasive medical procedures with the intention of reducing risks, complications and costs.

HYLA™ blood sensor- designed to provide real-time continuous measurements of key blood parameters

Expanding Market Growth Opportunities

The HYLA™ non-invasive blood sensor is attached to the outer walls of a tube that has blood flowing through it. The HYLA blood sensor may have broad application potential, benefiting patients undergoing procedures including intensive care unit (ICU) monitoring (approximately 40% of patients have a standard arterial line), Invasive Mechanical Ventilation, Extracorporeal Membrane Oxygenation (ECMO), Dialysis and Cardiopulmonary bypass. Targeted patient populations can potentially include those suffering from acute respiratory failure, cardiac failure, pneumonia, acute kidney injury (AKI), as well as patients undergoing open-heart surgery.

Real-time patient monitoring can potentially save lives

Currently, in order to identify changes in a patient’s medical condition, frequent invasive blood tests are needed. As a non-invasive real-time blood sensor, the HYLA is expected to reduce the need for frequent invasive blood tests.

The HYLA blood sensor is expected to continuously measure several key indicators such as the levels of partial oxygen and carbon dioxide pressures, known to be precise indicators of health disorders and patient deterioration.

Dagi Ben-Noon, Inspira™ Technologies’ Chief Executive Officer, stated:

“Inspira Technologies has set out to change the way we monitor patient health. Today, hospital patients are reliant on physicians manually monitoring their health condition with invasive blood tests, as much as several times a day. We believe that the HYLA blood sensor has the potential to change patient experience and outcomes, through the non-invasive blood sensor, that is intended to perform real-time and continuous blood monitoring, with the intention of alerting physicians of changes in a patient’s clinical condition that could potentially save lives.”

This technology has not been tested or used in humans and is subject to regulatory approval.

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (ART), designed to rebalance patient oxygen saturation levels. The Company’s ART™ technology potentially allows patients to remain awake during treatment while minimizing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s product has not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website:

https://inspirao2.com

Forward-Looking Statement Disclaimer

➢	This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential design and function of the HYLA™ blood sensor, the potential benefits that may be realized through the use of the HYLA™ blood sensor, that the HYLA™ blood sensor is being designed to target the “Point of Care” testing, ABG (Arterial Blood Gas) analyzer market, and the potential size of that market, and that Inspira™ Technologies has set out to change the way patient health is monitored. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

US Investor Relations

Miri Segal

MS-IR LLC

+917-607-8654

US Public Relations

Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
Or 407-491-4498

IINN@redchip.com

MRK-ARS-026

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